SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 WHX CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    133768097
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                                 (CUSIP Number)

                                                     with a copy to:
Krista L. Ward                                       George J. Mazin
Stark Investments                                    Lowenstein, Sandler, Kohl,
1500 West Market Street                                Fisher & Boylan, P.A.
Mequon, WI 53092                                     65 Livingston Avenue
(414) 241-1810                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 12, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                               CUSIP NO. 133768097

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1)     Names of Reporting Persons (S.S. or I.R.S. Identification Nos.
       of Above Persons):

       Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2)     Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)           Not
       (b)           Applicable

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3)      SEC Use Only

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4)      Source of Funds (See Instructions):WC

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5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e):

                     Not Applicable

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6)      Citizenship or Place of Organization:

                United States

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       Number of           7)    Sole Voting Power:                     0
                                 -----------------------------------------------
       Shares Beneficially 8)    Shared Voting Power:           1,102,695*
                                 -----------------------------------------------
       Owned by
       Each Reporting      9)    Sole Dispositive Power:               0
                                 -----------------------------------------------
         Person   With:    10)   Shared Dispositive Power:      1,102,695*
                                 -----------------------------------------------

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       11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                1,102,695*

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       12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):
                     Not Applicable

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       13)      Percent of Class Represented by Amount in Row (11):

                4.9%*

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       14)      Type of Reporting Person (See Instructions):           IN

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* All 1,102,695  shares of the Issuer's common stock  beneficially  owned by the reporting persons are issuable to Reliant Trading upon the conversion of 401,279 shares of the Issuer's preferred stock held by Reliant Trading. See Item 2 and
Item 5 for additional details.

Item 1: Security and Issuer:

This statement relates to the Common Stock of WHX Corporation ("Shares"). The issuer has principal executive offices located at 110 East 59th Street, New York, New York 10022.

Item 2: Identity and Background

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation: Investment Fund Manager
                              Staro Asset Management, L.L.C., Stark & Roth,
                                 Inc., Staro Partners
                              1500 West Market Street
                              Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:     Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation: Investment Fund Manager
                              Staro Asset Management, L.L.C.,
                              Stark & Roth, Inc., Staro Partners
                              1500 West Market Street
                              Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares and shares of the Issuer's preferred stock, which are convertible into Shares, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing from brokers. The amount of funds used in making the purchases was $15,592,660.

Item 4:  Purpose of Transaction

         The acquisition by Reliant Trading of the Shares and the Issuer's preferred stock, which is convertible into Shares, is solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in WHX Corporation's quarterly report on Form 10-Q for the quarterly period ending June 30, 1997, there were issued and outstanding 22,474,600 Shares. Messrs. Stark and Roth beneficially own 1,102,695 Shares (upon conversion of 401,279 shares of the Issuer's preferred stock) or 4.9% of the Shares. All 1,102,695 Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,102,695 Shares by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading.

         As of September 12, 1997, the reporting persons no longer beneficially own five or more percent of the Issuer's Shares.

         The following table details the transactions by entities controlled by the reporting persons in securities of the Issuer during the past 60 days:

                                          Shepherd Trading Limited

 Date               Quantity             Price           Transaction Type

9/12/97              1,500               $14.50          Open Mkt. Sale
9/12/97              2,000                14.62          Open Mkt. Sale
9/12/97              7,409                14.50          Open Mkt. Purchase
9/12/97             14,743                14.81          Open Mkt. Purchase
9/12/97             29,505                14.81          Open Mkt. Purchase
9/12/97              7,409                14.87          Open Mkt. Purchase
9/12/97              4,750                52.12          Open Mkt. Sale
9/12/97              9,499                52.12          Open Mkt. Sale
9/12/97              4,750                51.25          Open Mkt. Sale
9/12/97             18,999                52.15          Open Mkt. Sale
9/12/97                200                45.50          Open Mkt. Purchase
9/12/97              1,000                45.25          Open Mkt. Purchase
9/12/97                800                46.25          Open Mkt. Purchase
9/12/97                850                46.00          Open Mkt. Purchase
9/12/97                750                45.75          Open Mkt. Purchase
9/11/97              1,250                13.43          Open Mkt. Sale
9/11/97              1,250                13.37          Open Mkt. Purchase
9/11/97              1,250                13.87          Open Mkt. Sale
9/11/97              1,250                13.93          Open Mkt. Sale
9/11/97                400                13.56          Open Mkt. Sale
9/11/97              5,000                13.50          Open Mkt. Sale
9/11/97                850                13.31          Open Mkt. Sale
9/11/97              1,250                13.62          Open Mkt. Purchase
9/11/97             76,644                47.75          Open Mkt. Sale
9/11/97             76,644                47.75          Open Mkt. Purchase
9/11/97                300                48.00          Open Mkt. Purchase
9/11/97             28,825                44.37          Open Mkt. Sale
9/11/97             28,825                44.37          Open Mkt. Purchase
9/11/97              2,000                44.62          Open Mkt. Purchase
9/11/97                300                44.37          Open Mkt. Purchase
9/11/97              1,000                44.56          Open Mkt. Sale
9/11/97              1,000                44.75          Open Mkt. Sale
8/29/97                500                41.75          Open Mkt. Purchase
8/22/97              5,000                11.00          Open Mkt. Sale
8/20/97              5,000                10.93          Open Mkt. Sale
8/20/97                200                41.50          Open Mkt. Sale
8/18/97              2,500                42.75          Open Mkt. Purchase
8/18/97                750                40.25          Open Mkt. Purchase
8/15/97              1,800                40.21          Open Mkt. Purchase
8/14/97              1,550                40.24          Open Mkt. Purchase
8/13/97              1,750                40.22          Open Mkt. Purchase

8/12/97              1,850                40.25          Open Mkt. Purchase
8/11/97              6,250                 9.75          Open Mkt. Purchase
8/11/97              6,250                42.00          Open Mkt. Sale
8/11/97              1,750                40.25          Open Mkt. Purchase
8/8/97              19,200                42.14          Open Mkt. Sale
8/8/97               2,800                40.88          Open Mkt. Purchase
8/7/97               4,000                10.06          Open Mkt. Sale
8/7/97               3,150                42.62          Open Mkt. Sale
8/7/97               3,350                41.98          Open Mkt. Purchase
8/6/97                 450                10.06          Open Mkt. Sale
8/6/97               4,700                41.89          Open Mkt. Purchase
8/5/97               1,500                 9.93          Open Mkt. Sale
8/5/97               1,550                41.08          Open Mkt. Purchase
8/4/97               9,800                 9.87          Open Mkt. Sale
8/4/97              10,000                39.79          Open Mkt. Purchase
8/1/97                 541                 9.31          Open Mkt. Purchase
8/1/97                 300                 38.5          Open Mkt. Purchase
7/31/97                500                 36.5          Open Mkt. Purchase
7/24/97                250                36.25          Open Mkt. Purchase
7/23/97              1,000                   37          Open Mkt. Purchase
7/17/97              1,000                   37          Open Mkt. Purchase
7/17/97                750                   37          Open Mkt. Purchase
7/16/97                300                   37          Open Mkt. Purchase

                                 Reliant Trading

Date                Quantity             Price           Transaction Type

9/12/97              1,500               $14.50          Open Mkt. Sale
9/12/97              2,000                14.62          Open Mkt. Sale
9/12/97             31,591                14.50          Open Mkt. Purchase
9/12/97             62,857                14.81          Open Mkt. Purchase
9/12/97             25,795                14.81          Open Mkt. Purchase
9/12/97             31,591                14.87          Open Mkt. Purchase
9/12/97             20,250                52.12          Open Mkt. Sale
9/12/97             20,250                51.25          Open Mkt. Sale
9/12/97             40,501                52.12          Open Mkt. Sale
9/12/97             81,001                52.15          Open Mkt. Sale
9/12/97                200                46.12          Open Mkt. Sale
9/12/97                200                45.50          Open Mkt. Purchase
9/12/97              1,000                45.25          Open Mkt. Purchase
9/12/97                800                46.25          Open Mkt. Purchase
9/12/97                850                46.00          Open Mkt. Purchase
9/12/97                750                45.75          Open Mkt. Purchase
9/11/97              1,250                13.43          Open Mkt. Sale
9/11/97              1,250                13.37          Open Mkt. Purchase
9/11/97              3,750                13.87          Open Mkt. Sale
9/11/97              3,750                13.93          Open Mkt. Sale
9/11/97              5,000                13.50          Open Mkt. Sale
9/11/97              1,250                13.31          Open Mkt. Sale
9/11/97              1,250                13.62          Open Mkt. Purchase

9/11/97                300                48.00          Open Mkt. Purchase
9/11/97              2,000                44.62          Open Mkt. Purchase
9/11/97                300                44.37          Open Mkt. Purchase
9/11/97              1,000                44.56          Open Mkt. Sale
9/11/97              1,000                44.75          Open Mkt. Sale
8/20/97                300                41.50          Open Mkt. Sale
8/18/97              7,500                42.75          Open Mkt. Purchase
8/18/97              2,250                40.25          Open Mkt. Purchase
8/15/97              5,400                40.21          Open Mkt. Purchase
8/14/97              4,650                40.24          Open Mkt. Purchase
8/13/97              5,250                40.22          Open Mkt. Purchase
8/12/97              5,500                40.25          Open Mkt. Purchase
8/11/97             18,750                 9.75          Open Mkt. Purchase
8/11/97                200                41.75          Open Mkt. Sale
8/11/97             18,750                42.00          Open Mkt. Sale
8/11/97              1,750                40.25          Open Mkt. Purchase
8/8/97               5,000                42.14          Open Mkt. Sale
8/8/97               2,800                40.88          Open Mkt. Purchase
8/8/97                 200                40.5           Open Mkt. Purchase
8/7/97               4,000                10.06          Open Mkt. Sale
8/7/97               3,150                42.62          Open Mkt. Sale
8/7/97               3,350                41.98          Open Mkt. Purchase
8/6/97                 450                10.06          Open Mkt. Sale
8/6/97               4,700                41.89          Open Mkt. Purchase
8/5/97               1,500                 9.93          Open Mkt. Sale
8/5/97               1,550                41.08          Open Mkt. Purchase
8/4/97               9,800                 9.87          Open Mkt. Sale
8/4/97              10,000                39.79          Open Mkt. Purchase
8/1/97               1,859                 9.31          Open Mkt. Purchase
8/1/97                300                 38.5           Open Mkt. Purchase
7/31/97               500                 36.5           Open Mkt. Purchase
7/24/97               250                 36.25          Open Mkt. Purchase
7/23/97              1,000                 37            Open Mkt. Purchase
7/17/97              1,000                 37            Open Mkt. Purchase
7/17/97               750                  37            Open Mkt. Purchase
7/16/97               300                  37            Open Mkt. Purchase


     No other entity controlled by the reporting persons has traded the Issuer's securities within the past
60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

Item 7:  Material to be filed as exhibits.

         Exhibit 1: Agreement of reporting persons as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated September 22, 1997

         The undersigned hereby agree that the Schedule 13D with respect to WHX Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                   /s/Brian J. Stark
                                                   -----------------------------
                                                   Brian J. Stark


                                                   /s/Michael A. Roth
                                                   -----------------------------
                                                   Michael A. Roth

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, he undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                   September 22,1997


                                                   /s/Brian J. Stark
                                                   -----------------------------
                                                   Brian J. Stark


                                                   /s/ Michael A. Roth
                                                   -----------------------------
                                                   Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).